UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for sale of Lagoa Parda Cluster

Rio de Janeiro, October 11, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that it signed today with Imetame Energia Lagoa Parda Ltda, wholly owned subsidiary of Imetame Energia Ltda, a contract for the sale of its entire working interest in the onshore fields of the Lagoa Parda Cluster, located in Espírito Santo state, near the city of Linhares.

The sale price is US$ 9,372,466.00 to be paid in two installments: (i) US$ 1,405,869.90 upon contract signature; and (ii) US$ 7,966,596.10 upon transaction closing, not included any adjustments due.

The transaction closing is subject to the fulfillment of precedent conditions such as the approval by the Administrative Council for Economic Defense (CADE) and the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

The transaction is compliant with the Petrobras’ Divestment Methodology and with the provisions of the special procedure for the sale of the rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9.355/2018.

The transaction is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at generating value for our shareholders.

About the Lagoa Parda Cluster

The Lagoa Parda Cluster comprises three producing onshore concessions: Lagoa Parda, Lagoa Parda Norte and Lagoa Piabanha. Petrobras is the operator with a 100% equity interest in all three fields. The current average production of the Cluster is about 300 barrels of oil per day (bpd) and 5,500 m3/day of gas.

About Imetame Energia

Imetame Energia is a Brazilian company that acts in the oil and gas segment as an operator of block and onshore fields in the Brazilian Sedimentary Basins of Recôncavo (BA), Potiguar (RN), Espírito Santo (ES) and São Francisco (MG), with an average production of 820 boe/day.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer